Filed Pursuant to Rule 433

Registration Statement No. 333-158385

The S&P 500 Low Volatility Index ® A new tool for today’s turbulent markets Securities Products: Are Not FDIC Insured Are Not Bank Guaranteed May Lose Value

2 Contents Overview of Low Volatility Investing Section 1 The S&P 500 Low Volatility Index Section 2 Accessing the Index, ways to suit different risk profiles Section 3 Resources and Support Section 4 Appendix & Disclaimers Section 5

Overview of Low Volatility Investing

4 What is Low Volatility Investing? An approach to managing the market’s ups and downs. Introducing the S&P 500 Low Volatility Index: Strategy that attempts to generate similar or higher returns than a given benchmark with lower risk Renewed interest in these strategies as markets have become more turbulent There are many different ways to access these strategies, some are extremely complex Low volatility strategies have been around for the past 40 years

The S&P 500 Low Volatility Index

6 What is the S&P 500 Low Volatility Index? 1 Based on a comparison of S&P 500 ® Low Volatility Index with S&P 500 Index for 1,3,5,10,15, and 20 year annualized returns and annualized standard deviation dat a t hrough December 31, 2011. All information presented prior to the inception date of the S&P 500 ® Low Volatility Index is back - tested. The back - tested calculations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future re sults, including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period. The S&P 500 Low Volatility Index comprises the 100 least volatile stocks in the S&P 500 ® based on realized volatility Considered the benchmark of low volatility investing in the U.S. market Index methodology is simple, unlike other more complex low volatility investment approaches that are currently in the market Out - performed the S&P 500 over near - , medium - , and long - term investment horizons 1 Who calculates the S&P 500 Low Volatility index? All Index calculations done by S&P, completely independent from HSBC Realized volatility is 32% lower in the most recent 10 year period and 24% lower in the most recent 20 year period 1

7 Focus on methodology - how is the S&P 500 Low Volatility Index created? A three step approach The Index is then rebalanced quarterly 1 Step 1 • Measure the volatility of all 500 stocks in the S&P 500 • Volatility is defined as the standard deviation of price changes over the trailing 12 months (252 trading days) for each stock Step 2 • Rank the stocks from lowest to highest Step 3 • The 100 least volatile stocks from Step 2 are included in the Index • Higher weightings within the Index are assigned to the least volatile stocks 1 In February, May, August, and November based on market data as of the last business day of January, April, July, and October res pectively

8 A Comparison to the S&P 500 – similar returns, lower volatility 1 Annualized Price Return Data as of 12/31/11 Volatility Analysis as of 12/31/11 Annualized Standard Deviation 2 vs. S&P 500 S&P 500 S&P 500 Low Volatility Index 1 Yr. 0.00% 10.88% 3 Yrs. 11.66% 12.04% 5 Yrs. (2.38%) 1.00% 10 Yrs. 0.92% 4.12% 15 Yrs. 3.59% 5.30% 20 Yrs. 5.67% 6.36% S&P 500 S&P 500 Low Volatility Index 1 Yr. 15.97% 8.78% 3 Yrs. 19.00% 11.88% 5 Yrs. 18.91% 12.87% 10 Yrs. 15.93% 10.77% 15 Yrs. 16.59% 12.14% 20 Yrs. 15.01% 11.33% 1 Based on a comparison of S&P 500 ® Low Volatility Index with S&P 500 Index for 1,3,5,10,15, and 20 year annualized returns and annualized standard deviation dat a t hrough December 31, 2011. All information presented prior to the inception date of the S&P 500 ® Low Volatility Index is back - tested. The back - tested calculations are based on the same methodology that was in effect when th e index was officially launched. Past performance is not indicative of future results, including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period. 2 A statistical measure of the distance a quantity is likely to lie from its average value. In finance, standard deviation is a p plied to the annual rate of return of an investment, to measure the investment's volatility, or “risk” (4%) (2%) 0% 2% 4% 6% 8% 10% 12% 14% 1 Yr. 3 Yrs. 5 Yrs. 10 Yrs. 15 Yrs. 20 Yrs. S&P 500 Low Volatility Index S&P 500

9 Performance – calendar year returns since 1991  The Index tends to underperform the S&P 500 in bull markets, such as the technology boom of 1995 - 1999  The Index has out - performed the S&P 500 in bear markets  The prior performance of the Index in specific market conditions does not ensure that the Index will so perform in such marke t conditions in the future. Calendar Year Returns Exhibit A – 1995 - 1999 Exhibit B - Tech bubble bursts from 2000 – 2002 Exhibit C – Financial crisis in 2008 Exhibit D – Sovereign debt crisis of 2011 (note no bar is shown for the S&P 500 since its return was flat) All information presented prior to the inception date of the S&P 500® Low Volatility Index is back - tested. The back - tested calc ulations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future results, including how the S&P 500 Low Volatility Index might perform relative to the S& P 500 in any future period. (50%) (40%) (30%) (20%) (10%) 0% 10% 20% 30% 40% 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 S&P 500 Low Volatility Index S&P 500 A B C D

10 Low volatility indexing at work – the 2008 financial crisis  The Index’s weighting to the financial sector was cut by 98% from January 2007 (33.65%) to April 2009 1 (0.98%)  As shares in financials started showing signs of weakness, their volatility increased and thus fewer of them were eligible fo r i nclusion in the Index S&P 500 Low Volatility Index – Financial Sector Weighting 2 1 Remainder of Sector Weightings, April 2009: Energy: 0%, Materials: 2.5%, Industrials: 11.9%, Consumer. Discretionary.: 2.9% , Consumer Staples: 29.8%, Healthcare: 27.1%, Info. Technology.: 6.3%, Telecommunications: 0.9%, Utilities: 17.7% 2 For a breakdown of the historical back - tested Index weightings, see the Appendix. All information presented prior to the inception date of the S&P 500® Low Volatility Index is back - tested. The back - tested calc ulations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future results including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period. 0% 5% 10% 15% 20% 25% 30% 35% 40% Jan-07 Mar-07 May-07 Jul-07 Sep-07 Nov-07 Jan-08 Mar-08 May-08 Jul-08 Sep-08 Nov-08 Jan-09 Mar-09 Lehman Brothers bankruptcy September 15, 2008

A closer look at sector weightings

- Based on its current methodology, the Index would have maintained sector diversification over time without too much weight towards traditionally defensive sectors like utilities and consumer staples
- During the technology bubble, the Index maintained zero to minimal weight in the information technology sector and a heavy weighting in utilities which resulted in the index's underperformance in that period relative to the S&P 500.
- The Index's participation in the financial sector dropped to a minimal level just month's before the collapse of Lehman Brothers in September 2008….As of the July 2008 rebalance, Financials made up only 3.50% of the Index, down from 33.65% in July 2007, before the crisis started

	Energy	Materials	Industrials	Consumer Discretionary	Consumer Staples	Healthcare	Financials	Information Technology	Telecomm	Utilities
Current Weight[1]	2.6%	4.9%	6.4%	4.8%	22.4%	8.6%	10.1%	3.7%	3.6%	33.0%
Average Weight[2]	5.7%	4.9%	11.9%	8.6%	17.5%	6.4%	15.4%	1.8%	2.7%	25.2%
Maximum Weight (as of date)	12.0% (7/31/01)	12.1% (4/30/97)	18.7% (10/31/00)	16.1% (7/31/91)	31.4% (7/31/09)	27.1% (4/30/09)	35.0% (7/31/02)	10.0% (4/30/10)	10.0% (10/31/92)	43.2% (7/31/99)

1 As of last re-balancing on 10/31/11.
2 Since 10/31/90

All information presented prior to the inception date of the S&P 500® Low Volatility Index is back-tested. The back-tested calculations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future results including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period..

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Accessing the Index

13 Accessing the Index – ways to suit different risk profiles 1 Refer to Appendix for details of offerings, including a link to offering documents 2 Subject to the credit risk of the Issuer 3 Subject to applicable limits February Offerings 1 Issuer Term Return of Principal at Maturity 2 Participation Rate Maximum Loss of Principal 2 FDIC Insured 3 Performance Note HSBC USA Inc. 6 years 100% 100% of upside, uncapped 0% No Growth Opportunity CD HSBC Bank USA, N.A. 7 years 100% 100%, final index value based on quarterly averaging 0% Yes 2 “50/150” Performance Security HSBC USA Inc. 5 years 50% 150% of upside, uncapped 50% of downside 50% No Prior to any decision to invest in a specific issuance of a structured investment linked to the S&P 500 Low Volatility Index, in vestors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the i ssu ance as well as the risks, tax treatment and other relevant information.

14 Payoff graph – 50/150 Performance Security  Out - performance of the Index in both positive and negative scenarios  Opportunity for leveraged, uncapped upside participation in the Index  Reduced downside market exposure, absorbing just 50% of any Index declines  You may lose up to 50% of your investment at maturity if the Index return is negative; all payments on the notes are subject to the credit risk of HSBC (30%) (20%) (10%) 0% 10% 20% 30% (30%) (20%) (10%) 0% 10% 20% 30% Note Index

15 Payoff graph – Performance Note  100% participation in the appreciation of the Index, uncapped  If the Index return is negative, investor receives full repayment of principal at maturity  All payments on the notes are subject to the credit risk of HSBC (30%) (20%) (10%) 0% 10% 20% 30% (30%) (20%) (10%) 0% 10% 20% 30% Note Index

16 Risk considerations An investment in structured investments involves risks, some of which are summarized below. It is important to note that structured investments may not always reflect the actual performance of the underlying asset and have different risks than traditional debt instruments. These risks can include but are not limited to: fluctuations in the price, level o r yield of the underlying asset, interest rates, substantial or complete loss of principal, limits on participation in appreciation of the underlying asset, limited liquidity, HSBC credit risk and conflicts of interest. Prior to any decision to invest in a specific issuance of a structured investment linked to the S&P 500 Low Volatility Index, investors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.  Payment, if any, is subject to the ability of the issuer to pay its obligations as they become due. Any payment on the structured investments is subject to the credit risk of the issuer  The return on most structured investments is contingent on the performance of the reference asset and subject to variation. Structured investments may pay more or less than a direct investment in the reference asset  There may not be an active secondary market for the structured investments  Tax treatment of structured investments varies by product type and tax jurisdiction; investors should consult their tax advisor prior to investing  Some structured investments do not pay current income  Interim market values of the structured investments may not reflect the full performance of the reference asset. Value will depend on other factors such as volatility, interest rates, time to maturity, etc.  While the Index has been designed in part to mitigate the effects of volatility, there is no assurance that it will be successful in doing so.

Resources and support

18 Resources and support  Fact sheet on the S&P 500 Low Volatility Index  hsbcnet.com/uswealth for general information on HSBC structured investments  If you are a financial advisor, call us toll free at 855 - 472 - 2967 with questions. If you are an investor, please call your advisor

Appendix & disclaimers

20 The NEW 50/150 Performance Security Term 5 years Issuer HSBC USA Inc. Underlying SP5LV1 (The S&P 500 Low Volatility Index) Payoff at Maturity: Upside participation rate 150% participation in any Index appreciation Downside participation rate 50% participation in any Index decline Trade Date 2/24/12 Settlement Date 2/29/12 Final Valuation Date 2/24/17 Maturity Date 3/1/17 Prior to any decision to invest in a specific issuance of a structured investment linked to the S&P 500 Low Volatility Index, in vestors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and o the r relevant information. For more information about the 50/150 Performance Security, please refer to the offering document: http://sec.gov/Archives/edgar/data/83246/000114420412005693/v301194_fwp.htm

21 Performance Note Term 6 years Issuer HSBC USA Inc. Underlying SP5LV1 (The S&P 500 Low Volatility Index) Payoff at Maturity: Upside participation 100% participation in any Index appreciation Repayment 100% repayment of principal, subject to issuer credit risk Trade Date 2/24/12 Settlement Date 2/29/12 Final Valuation Date 2/26/18 Maturity Date 3/1/18 Prior to any decision to invest in a specific issuance of a structured investment linked to the S&P 500 Low Volatility Index, in vestors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and o the r relevant information. For more information about the Performance Note, please refer to the offering document: http://sec.gov/Archives/edgar/data/83246/000114420412005742/v301251_fwp.htm

22 Growth Opportunity CD Term 7 years Issuer HSBC Bank USA, N.A. Underlying SP5LV1 (The S&P 500 Low Volatility Index) Payoff at Maturity: Upside participation 100% participation in the quarterly average performance of the Index Repayment at maturity Full repayment of principal, subject to the credit risk of the issuer Trade Date 2/24/12 Settlement Date 2/29/12 Final Valuation Date 2/26/19 Maturity Date 3/1/19 FDIC Insurance Yes, up to statutory limits Prior to any decision to invest in a specific issuance of a structured investment linked to the S&P 500 Low Volatility Index, in vestors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and o the r relevant information.

23 Historical sector weightings  The graph below illustrates what the sector diversification of the Index would have been on the last rebalancing date (10/31) of each year, since 1991 All information presented prior to the inception date of the S&P 500® Low Volatility Index is back - tested. The back - tested calc ulations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future results including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period..

Disclaimers

To the extent that Structured Investments are issued by HSBC USA Inc. HSBC USA Inc. has filed a registration statement (including a prospectus) with the SEC for the offering by it to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the issuer has filed with the SEC relating to such offering for more complete information about that issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-866-811-8049. You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

HSBC has entered into a license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including Structured Investments.

The Structured Investments are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Structured Investments or any member of the public regarding the advisability of investing in securities generally or in the Structured Investments particularly or the ability of the SPX to track general stock market performance. S&P's and its third party licensor's only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the SPX which is determined, composed and calculated by S&P or its third party licensors without regard to HSBC USA Inc. or the Structured Investments. S&P and its third party licensors have no obligation to take the needs of HSBC USA Inc. or the owners of the Structured Investments into consideration in determining, composing or calculating the SPX. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Structured Investments or the timing of the issuance or sale of the Structured Investments or in the determination or calculation of the equation by which the Structured Investments are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Structured Investments.

NEITHER STANDARD & POOR'S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE SPX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR'S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE SPX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR'S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's®", "S&P®" and "S&P 500®" are trademarks of Standard and Poor's and have been licensed for use by HSBC USA Inc.

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